UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE DRESS BARN, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.50% Convertible Senior Notes Due 2024
(Title of Class of Securities)

261570AB1
(CUSIP Number of Class of Securities)

David R. Jaffe
President, Chief Executive Officer and Director

The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, NY 10901
Telephone: (845) 369-4500
Fax: (845) 369-4595
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3000
Fax: (212) 969-2900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$111,400,000	$7,942.82

*

Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 2.50% Convertible Senior Notes Due 2024 (the “Notes”), this valuation is based on the book value of the securities to be received by The Dress Barn, Inc. (“Dress Barn”) and assumes the exchange of all $112,500,000 aggregate principal amount of the notes currently outstanding, for cash and shares of common stock of Dress Barn, par value $0.05 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
	☐	Rule 14d-l(d) (Cross-Border Third Party Tender Offer).

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by The Dress Barn, Inc., a Connecticut corporation (“Dress Barn”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by Dress Barn to exchange any and all of its 2.50% Convertible Senior Notes Due 2024 (the “Notes”) for $1,040 in cash, plus accrued and unpaid interest to, but excluding, the settlement date (which we expect to be January 27, 2010), and a number of shares of the Company’s common stock, par value $0.05 per share (the “Common Stock”), which we refer to as the “Exchange Ratio” (together, the “Offer Consideration”), for each validly tendered and accepted Note. The Exchange Ratio will be fixed by 4:30 p.m., New York City time, on the second trading day immediately preceding the Expiration Date (as defined in the Offer to Exchange filed as Exhibit (a)(1)(A) hereto) and will equal the quotient of: (a) (i) 95.1430 shares of our Common Stock multiplied by the Weighted Average Price (as defined in the Offer to Exchange filed as Exhibit (a)(1)(A) hereto), minus (ii) $1,000, divided by (b) the Weighted Average Price, provided that in no event will the Exchange Ratio be less than zero.

The offer is made upon the terms and subject to the conditions described in the Offer to Exchange, dated December 23, 2009 (the “Offer to Exchange”), and the accompanying Letter of Transmittal. The Offer to Exchange and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act. This offer is being made by Dress Barn pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

The information set forth under the captions “Summary of the Offer” and “Questions and Answers about the Offer” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

The name of the issuer is The Dress Barn, Inc. and the address of its principal executive office is 30 Dunnigan Drive, Suffern, New York 10901. The telephone number of its principal executive office is (845) 369-4500.

(b)

The subject securities are the Notes. As of the date hereof, there is $112,500,000 aggregate principal amount of Notes outstanding. The information set forth in the Offer to Exchange under the caption “Summary of the Offer” is incorporated herein by reference.

(c)

The information set forth in the Offer to Exchange under the captions “Description of the Offer—Market and Trading Information” and “Price Range of Common Stock and Dress Barn’s Dividend Policy” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

The name of the filing person is The Dress Barn, Inc. and the address of its principal executive office is 30 Dunnigan Drive, Suffern, New York 10901. The telephone number of its principal executive office is (845) 369-4500.

The following persons are directors and executive officers of Dress Barn. No single person or group of persons controls Dress Barn.

Name	Position
Elliot S. Jaffe	Founder and Chairman of the Board
David R. Jaffe	Director, President and Chief Executive Officer
Michael W. Rayden	Director and Chief Executive Officer of Tween Brands, Inc., a wholly-owned subsidiary of Dress Barn
Klaus Eppler	Director
Randy L. Pearce	Director
John Usdan	Director
Kate Buggeln	Director
Armand Correia	Executive Vice President and Chief Financial Officer
Gene Wexler	Senior Vice President, General Counsel and Assistant Secretary
Reid Hackney	Vice President, Finance and Corporate Controller

The address and telephone number of each director and executive officer of Dress Barn listed above are: c/o The Dress Barn, Inc., 30 Dunnigan Drive, Suffern, New York 10901 and (845) 369-4500.

Item 4. Terms of the Transaction.

(a)

The information set forth in the Offer to Exchange under the captions “Summary of the Offer,” “Questions and Answers about the Offer,” “Description of the Offer,” “Comparison of Rights of Holders of Notes and Holders of Common Stock,” “Description of Dress Barn Capital Stock” and “Material U.S. Federal Income Tax Consequences,” as well as the information set forth in the related Letter of Transmittal, is incorporated herein by reference.

(b)

To the knowledge of Dress Barn, based on reasonable inquiry, no Notes are owned by Dress Barn or any officer, director or affiliate of Dress Barn, and therefore no Notes will be purchased from or exchanged by Dress Barn or any officer, director or affiliate of Dress Barn. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Dress Barn has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Notes:

(1)	Indenture by and between Dress Barn and The Bank of New York, as trustee, dated as of December 15, 2004, including form of Note and Guarantee.

(2)

Registration Rights Agreement, dated as of December 15, 2004, among Dress Barn, Banc of America Securities LLC (“BOA”) and JP Morgan Securities Inc. (“JPM” and, together with BOA, the “Initial Purchasers”).

(3)	Amendment No. 1 to Registration Rights Agreement, dated January 3, 2005, among Dress Barn and the Initial Purchasers.

(4)	Amendment No. 2 to Registration Rights Agreement, dated January 3, 2005, among Dress Barn and the Initial Purchasers.

The information set forth in the Offer to Exchange under the captions “Incorporation by Reference; Additional Information,” “Comparison of Rights of Holders of Notes and Holders of Common Stock” and “Description of Capital Stock” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in Dress Barn’s Annual Report on Form 10-K for the fiscal year ended July 25, 2009, and (ii) Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 3, Quantitative and Qualitative Disclosures about Market Risk, in Dress Barn’s Quarterly Report on Form 10-Q for the quarterly period ended October 24, 2009 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Exchange under the caption “Purpose of the Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the caption “Use of Securities Acquired” is incorporated herein by reference.

(c)	Dress Barn currently has no plans, proposals or negotiations described in Item 1006(a)-(c) of Regulation M-A under the Exchange Act.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

The information set forth in the Offer to Exchange under the captions “Summary of the Offer,” “Questions and Answers about the Offer” and “Description of the Offer—Terms of the Offer” is incorporated herein by reference. Dress Barn is funding the cash portion of the Offer Consideration through use of its cash on hand. Dress Barn would require approximately $117,000,000 in cash (funded out of available cash) and approximately 5,800,000 shares of Common Stock to acquire the maximum amount of Notes sought in the offer.

(b)

The information set forth in the Offer to Exchange under the caption “Description of the Offer—Conditions to the Offer” is incorporated herein by reference. Dress Barn has no alternative financing plans or arrangements.

(c)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)

To the knowledge of Dress Barn, based on reasonable inquiry, no Notes are owned by Dress Barn or any officer, director or affiliate of Dress Barn, and therefore no Notes will be acquired from or exchanged by Dress Barn or any officer, director or affiliate of Dress Barn. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

For information regarding the Exchange Agent and the Information Agent, see the information set forth in the Offer to Exchange under the caption “Exchange Agent and Information Agent,” which is incorporated herein by reference. No persons have been directly or indirectly employed, retained, engaged or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of Dress Barn, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth in the Offer to Exchange under the captions “Notice to Investors” and “Description of the Offer—Terms of the Offer,” which is incorporated herein by reference.

Item 10. Financial Statements.

(a)

The information set forth in the Offer to Exchange under the captions “Selected Historical Consolidated Financial Data”, “Incorporation by Reference; Additional Information” and “Ratio of Earnings to Fixed Charges” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in Dress Barn’s Annual Report on Form 10-K for the fiscal year ended July 25, 2009, and (ii) Item 1, Financial Statements in Dress Barn’s Quarterly Report on Form 10-Q for the quarterly period ended October 24, 2009 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	The information set forth in the Offer to Exchange under the caption “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a)

The information set forth in the Offer to Exchange under the captions “Recent Developments,” “Interest of Directors and Officers” and “Description of the Offer—Conditions to the Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

No.	Description
(a)(1)(A)*	Offer to Exchange, dated December 23, 2009.
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to DTC Participants
(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(5)	Press Release, dated December 23, 2009, incorporated by reference to Exhibit 99.1 to the issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2009.
(d)(1)

Indenture by and between The Dress Barn, Inc. (the “Dress Barn”) and The Bank of New York, as trustee, dated as of December 15, 2004, including form of Note and Guarantee, filed as exhibit 4(a) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2005.

(d)(2)	Form of Note (included in Exhibit d(1))
(d)(3)	Form of Guarantee (included in Exhibit d(1))
(d)(4)

Registration Rights Agreement, dated as of December 15, 2004, among Dress Barn, Banc of America Securities LLC (“BOA”) and JP Morgan Securities Inc. (“JPM” and, together with BOA, the “Initial Purchasers”), filed as exhibit 4(f) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

(d)(5)

Amendment No. 1 to Registration Rights Agreement, dated January 3, 2005, among Dress Barn and the Initial Purchasers, filed as exhibit 4(g) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

(d)(6)

Amendment No. 2 to Registration Rights Agreement, dated January 3, 2005, among Dress Barn and the Initial Purchasers, filed as exhibit 4(h) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

*	Filed herewith.

Item 13. Additional Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2009	THE DRESS BARN, INC.
By: /s/ David R. Jaffe

Name: David R. Jaffe Title: President, Chief Executive Officer and Director